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                             July 20, 2023

       Terry-Ann Burrell
       Chief Financial Officer and Treasurer
       Beam Therapeutics Inc.
       238 Main Street
       Cambridge, MA 02142

                                                        Re: Beam Therapeutics
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-39208

       Dear Terry-Ann Burrell:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       8. Equity method investment
       Orbital, page F-26

   1. Please address the following as it relates to your equity method investment in Orbital
                                                        Therapeutics:

                                                              Reconcile your
disclosure that you received a 31.5% fully diluted equity interest in
                                                            Orbital at the time
of your initial investment and that of December 31, 2022 you hold
                                                            95.8% of its
outstanding common stock with your risk factor disclosure on page 77 whereby you state
that you hold a "minority interest" in Orbital.
                                                              Provide us with
your analysis under ASC 810 supporting your determination that you are not the primary
beneficiary of Orbital. As part of your response, identify the activities of
Orbital that most significantly impact its economic performance and
 Terry-Ann Burrell
Beam Therapeutics Inc.
July 20, 2023
Page 2
              explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.
                Explain how the interim management services you are providing Orbital in addition to your board representation factored into your analysis.
                To the extent that the power is shared among the various variable interest holders, clarify whether there is a tie-breaking mechanism in place with respect to key decision making.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202)
551-
3426 with any questions.



FirstName LastNameTerry-Ann Burrell                           Sincerely,
Comapany NameBeam Therapeutics Inc.
                                                              Division of
Corporation Finance
July 20, 2023 Page 2                                          Office of Life
Sciences
FirstName LastName